Exhibit 99.3

FIRST NATIONAL BANKSHARES OF FLORIDA, INC.

2150 Goodlette Road North

Naples, Florida 34102

Notice of Special Meeting

to be held on November 22, 2004

NOTICE IS HEREBY GIVEN that First National Bankshares of Florida, Inc. will hold a special meeting of its shareholders, on November 22, 2004 at 5:00 p.m., local time, at Naples Beach Hotel located at 851 Gulf Shore Boulevard North, Naples, Florida 34102. The purpose of the meeting is:

1. to consider and vote on a proposal to approve an amended and restated agreement and plan of merger dated as of September 22, 2004 among Fifth Third Bancorp, Fifth Third Financial Corporation and First National Bankshares of Florida, Inc. providing for the merger of First National Bankshares of Florida, Inc. with and into Fifth Third Financial Corporation. A copy of the amended and restated agreement and plan of merger is attached as Annex A to the proxy statement/prospectus accompanying this notice; and

2. to consider and vote upon such other matters as may properly come before the meeting.

Your board of directors has adopted the agreement and plan of merger and recommends you vote “FOR” the proposal.

Only shareholders of record at the close of business on October 12, 2004 are entitled to notice of and to vote at the special meeting or any adjournments or postponements of that meeting. A list of First National shareholders entitled to vote at the special meeting will be available for examination by any shareholder at the main office of First National during ordinary business hours beginning two days from the date of this notice and continuing until the date of the special meeting, as well as at the special meeting.

Your vote is very important! The affirmative vote of holders of a majority of the issued and outstanding shares of First National common stock entitled to vote is required to approve the amended and restated agreement and plan of merger. To ensure that your shares are voted at the special meeting, please sign, date and promptly mail the accompanying proxy card in the enclosed envelope. Any shareholder of record present at this meeting or at any adjournments or postponements of the meeting may revoke his or her proxy and vote personally on each matter brought before the meeting. You may revoke your proxy by following the instructions contained in the accompanying proxy statement/prospectus at any time before it is voted.

Remember, if your shares are held in the name of a broker, only your broker can vote your shares and only after receiving your instructions. Please contact the person responsible for your account and instruct him/her to execute a proxy card on your behalf. You should also sign, date and mail your proxy at your earliest convenience.

Please review the proxy statement/prospectus accompanying this notice for more complete information regarding the matter proposed for your consideration at the special meeting. Should you have any questions or require assistance, please call Kevin C. Hale, First National’s President and Chief Operating Officer or Robert T. Reichert, First National’s Chief Financial Officer, at (800) 262-7600.

By Order of the Board of Directors

Gary L. Tice Chairman and Chief Executive Officer

October 15 , 2004

The board of directors of First National Bankshares of Florida, Inc. recommends that you vote “FOR” approval of the amended and restated agreement and the plan of merger. Your support is appreciated.